SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SIGNS A 1.5 YEAR MASTER SERVICES AGREEMENT

WITH ONE OF THE WORLD'S LEADING HEALTH AND NUTRITION COMPANIES

April 29th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), has signed a 1.5 year Master Services Agreement (MSA) with a leading nutrition, health and wellness company.

The company is one of the world's largest food companies by revenue and a member of the Fortune 100 largest global companies. The signed agreement formally establishes Snipp as a mobile technology supplier for its range of shopper marketing, loyalty and rebate solutions.

This agreement is the third that Snipp has signed with a Fortune 500 CPG company this year, and further strengthens Snipp’s industry-leading position in this segment.

According to Snipp CEO, Atul Sabharwal, “We are pleased to announce this relationship with another large player in the food and health sectors and further strengthen our position in this segment. Over the last couple of months we have launched a record number of successful programs in the category and look forward to applying our expertise to create more sophisticated, larger programs to meet the global needs of our clients.”

Visit the all-new Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected.

We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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